February 25, 2013

Via EDGAR AND email

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom

Re:	Bluefly, Inc., Form 10-K for Fiscal Year Ended December 31, 2011, Filed April 6, 2012 (the “Filing”), File No. 1-14498

Dear Ms. Ransom:

Set forth below are our responses, on behalf of Bluefly, Inc. (the “Company”), to the comments contained in the letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 3, 2012 to James Gallagher, Chief Financial Officer of the Company (the “Comment Letter”), as supplemented by the oral comments of the Staff, with respect to the above-referenced filing. The numbered responses set forth below correspond to the paragraphs of the Comment Letter, which bear the same numbers. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.	In its current form, your discussion appears relatively brief. In future filings, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long term liquidity, as well as on your net sales, gross profit or operating results. Please see Release No. 8350 for additional guidance.

Expanded disclosure will be provided in future filings. For illustrative purposes, the following revisions to portions of the Results of Operations and Liquidity and Capital Resources Sections of our 2011 Form 10-K more fully address Item 303 of Regulation S-K (underlined portions indicate additions):

Results of Operations

For The Year Ended December 31, 2011 Compared To The Year Ended December 31, 2010

Cost of sales: Cost of sales consists of the cost of products sold to customers, in-bound and out-bound shipping costs, inventory reserves, commissions and packing materials. Cost of sales for the year ended December 31, 2011 totaled $67,997,000, resulting in a gross profit margin percentage of approximately 29.4%. Cost of sales for the year ended December 31, 2010 totaled $55,360,000, resulting in a gross profit margin percentage of 37.5%. The decrease in our gross profit margin percentage was attributable to an increase in inventory reserves of $2,184,000 (of which $1,382,000 relates to inventory written off as it was deemed unsellable) during the fourth quarter of 2011, a write-off of $1,013,000 related to merchandise credits from suppliers that we now believe may not be collected, as well as an increase in promotional incentives of approximately $     and the negative impact of currency fluctuations between the U.S. dollar and the Euro related to our luxury designer merchandise of $     . The increase in inventory reserves was primarily the result of a shift in our strategy that began in the first quarter of 2012 with a view to accelerating our inventory turns instead of emphasizing gross margin percentage. The purpose of this strategy is to use our capital more efficiently.  As a result, gross margin percentages may be lower than they have been historically as we expect to increase our promotional activity in 2012 in order to increase our inventory turns.

Marketing expenses: Marketing expenses decreased by 13% to $10,877,000 for the year ended December 31, 2011 from $12,576,000 for the year ended December 31, 2010. Total marketing expenses for the year ended December 31, 2011 include $334,000 of marketing expenses related to Eyefly.

Marketing expenses include expenses related to (a) online marketing programs, which consist of social media programs, online integration partnerships, paid search, fees to marketing affiliates and comparison engines and (b) offline marketing programs, which consist of direct mail campaigns, television advertising and production costs, as well as staff related costs. As a percentage of net sales, our marketing expenses decreased to 11.3% for the year ended December 31, 2011 from 14.2% for the year ended December 31, 2010.

Total marketing expenses (excluding staff related costs) related to online advertising for the year ended December 31, 2011 totaled $6,985,000, compared to $7,213,000 for the year ended December 31, 2010. The decrease in online advertising is primarily attributable to a decrease in fees to marketing affiliates of $413,000, social media programs of $367,000 and partner email programs of $92,000.

Total marketing expenses (excluding staff related costs) related to offline advertising for the year ended December 31, 2011 totaled $2,310,000 compared to $4,120,000 for the year ended December 31, 2010. The decrease in offline advertising expenses are primarily attributable to a reduction in offline marketing expenditures related to television advertising and production costs.

As part of our overall change in strategy in 2012, we expect our overall customer economics to improve by testing and optimizing in new and existing marketing channels, which we anticipate will increase customer traffic to both Bluefly.com and Belle & Clive and convert visitors to subscribers of our email marketing program. This, in turn, is excepted to enable us to more cost effectively market to our customers without spending significantly more marketing dollars, which would lower our customer acquisition costs on a per member basis. As our customer membership file increases, we expect total marketing expenses related to online advertising to also increase in 2012 due to the increase in new members.

Liquidity and Capital Resources

General

At December 31, 2011, we had approximately $4.4 million in cash and cash equivalents compared to $10.4 million and $10.0 million at December 31, 2010 and 2009,

respectively. Working capital, which is computed as total current assets less total current liabilities and represents a measure of operating liquidity, at December 31, 2011, 2010 and 2009 was $20.7 million, $26.5 million and $19.4 million, respectively. As of December 31, 2011, we had an accumulated deficit of $162.5 million. We have incurred negative cash flows and cumulative net losses since inception.

Changes in cash and cash equivalents at December 31, 2011, compared to December 31, 2010, are primarily attributable to increases in cash used in operations related to normal increases in working capital requirements, an increase in inventory reserves resulting from a shift in Company strategy with a view to accelerating our inventory turns, related changes in operating assets and liabilities including net increases in our inventory balance of approximately $9.5 million and the launch of our new web site, Belle & Clive, and an investment in property and equipment of $4.8 million. These changes in operating assets were partially offset by approximately $6.4 million in net proceeds we received from the equity financing described below.

Working capital levels at any specific date are subject to variability based upon seasonality, inventory management and sales levels. These factors, in turn,` affect the levels of accounts receivable and inventory.

We believe that our existing cash balance, combined with working capital and the funds available from our existing credit facility will be sufficient to enable us to meet planned expenditures through at least the next 12 months. There can be no assurance that we will achieve or sustain positive cash flows from operations or profitability.

Our needs for liquidity have been primarily to cover operating losses, satisfy our working capital requirements, make capital expenditures, and make principal and interest payments on debt obligations. Historically, such requirements have been funded through normal operations and through the use of the Company’s financing arrangements. During the first quarter of 2012, we embarked upon a new strategic initiative that focuses on lowering our customer acquisition costs, increasing the lifetime value of our customers, and increasing our overall return on invested capital. To increase our return on invested capital, we have focused on improving our inventory turns by changing our inventory mix and by being more competitive with our pricing. Management believes that these initiatives will take several quarters to materialize.

We have implemented certain cost containment measures and continue to monitor and evaluate our liquidity needs and alternatives. In the near term, we expect that working capital requirements and capital expenditures will continue to represent our primary needs for liquidity. The main portion of our capital expenditures consists of, and is expected to continue to be, software and systems development. In the long term, our working capital requirements and capital expenditures are expected to increase if we succeed in growing our business based on our new strategic initiatives, however, our ability to repay certain borrowings under our credit facility, and execute on our new long term strategic initiatives, is dependent on our ability to achieve profitable operations, and/or find alternative funding.

Unforeseen increases in expenditures or shortfalls in estimated revenues could significantly impair our ability to fund future operations. Should we experience unanticipated losses, shortfalls in revenues or expenditures that exceed current estimates, management would implement a cost reduction plan, that includes a reduction in work force as well as reductions in overhead costs and capital expenditures and/or an attempt to raise additional debt or equity financing. There can be no assurance that we will achieve or sustain positive cash flows from operations or profitability.

We believe that in order to grow the business, we will need to make significant investments in marketing, business and technology development, and inventory.  To that end, in the normal course of business we have entered into agreements with suppliers and other business partners pursuant to which we commit to significant expenditures or make payments if minimum levels of purchases are not made.  However, our budget and our ability to make such expenditures are subject to a number of factors, including our results of operations.

2.	In your analysis of results of operations, you often attribute period-to-period changes to a combination of several different factors, such as your discussion of cost of sales, gross profit margin percentage and operating expenses associated with selling and fulfillment expenses. When you list multiple factors that contributed to changes, please quantify, if possible, the impact of each factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Additional information quantifying the impact of each factor where multiple factors contribute to period-to-period changes will be provided in future filings where possible. For illustrative purposes, the following revisions to portions of the discussion of “Results of Operations For the Year Ended December 31, 2011 Compared To The Year Ended December 31, 2010” Section of our 2011 Form 10-K would reflect the type of disclosure that would be made for future periods to quantify individual factors where multiple factors contribute to a change in the period over period comparison (underlined portions indicate additions):

For The Year Ended December 31, 2011 Compared To The Year Ended December 31, 2010

Net sales: Gross sales for the year ended December 31, 2011 increased by approximately 6% to $153,045,000, from $144,544,000 for the year ended December 31, 2010. The increase in gross sales was primarily attributable to the continued demand for our luxury designer merchandise, which increased gross sales by approximately 3%, and a 3% increase in customer orders in 2011, compared to the year ended December 31, 2010.

The provision for returns and credit card chargebacks and other credits was approximately 37.1% and 38.7% for 2011 and 2010, respectively, of gross sales resulting in a provision of $56,763,000 and $55,981,000 for the years ended December 31, 2011 and 2010, respectively. The decrease in this provision as a percentage of gross sales resulted from a reduction in our product return rate to 37.3% during 2011 from 38.6% in 2010, however, there can be no assurance that this trend will continue.

After the necessary provisions for returns, credit card chargebacks and other discounts, our net sales for the year ended December 31, 2011 was $96,282,000. This represents an increase of approximately 9% compared to the year ended December 31, 2010, in which net sales totaled $88,563,000. The increase in net sales resulted primarily from a 3% increase in customer orders, a 3% increase in each customer orders average order size and a decrease in the product return rate of 1.3%, which increased net sales by 3% compared to the prior year, as discussed above. Shipping and handling revenue (which is included in net sales) increased by 8% to $4,345,000 for the year ended December 31, 2010, from $4,037,000 for the year ended December 31, 2010. Shipping and handling revenue increased at relatively the same rate as net sales of 8% as a result of a 3% increase in customer orders.

Cost of sales: Cost of sales consists of the cost of products sold to customers, in-bound and out-bound shipping costs, inventory reserves, commissions and packing materials. Cost of sales for the year ended December 31, 2011 totaled $67,997,000, resulting in a gross profit margin percentage of approximately 29.4%. Cost of sales for the year ended December 31, 2010 totaled $55,360,000, resulting in a gross profit margin percentage of 37.5%. The decrease in our gross profit margin percentage was attributable to an increase in inventory reserves of $2,184,000 (of which $1,382,000 relates to inventory written off as it was deemed unsellable) during the fourth quarter of 2011, a write-off of $1,013,000 related to merchandise credits from suppliers that we now believe may not be collected, as well as an increase in promotional incentives of approximately $___ and the negative impact of currency fluctuations between the U.S. dollar and the Euro related to our luxury designer merchandise of $___. The increase in inventory reserves was primarily the result of a shift in our strategy that began in the first quarter of 2012 with a view to accelerating our inventory turns instead of emphasizing gross margin percentage. The purpose of this strategy is to use our capital more efficiently.  As a result, gross margin percentages may be lower than they have been historically as we expect to increase our promotional activity in 2012 in order to increase our inventory turns.

Gross Profit: Gross profit decreased by approximately 15% to $28,285,000 for the year ended December 31, 2011, from $33,203,000 for the year ended December 31, 2010, as a result of the decrease in gross margin percentage.

Selling and fulfillment expenses: Selling and fulfillment expenses increased by over 13% for the year ended December 31, 2011 compared to the year ended December 31, 2010. Selling and fulfillment expenses, which include a total of $592,000 of costs related to Eyefly, were comprised of the following:

	Year Ended December 31,				Percentage
(All data in thousands)	2011		2010		Difference
		As a % of		As a % of	Increase
		Net Sales		Net Sales	(Decrease)

Operating	$8,622	8.9%	$7,976	9.0%	8.1%
Technology	5,852	6.1	5,426	6.1	7.9
E-Commerce	4,658	4.9	3,479	3.9	33.9
Total selling and fulfillment expenses	$19,132	19.9%	$16,881	19.0%	13.3%

As a percentage of net sales, our selling and fulfillment expenses increased to 19.9% for the year ended December 31, 2011 from 19.0% for the year ended December 31, 2010.

Operating expenses include all costs related to inventory management, fulfillment, customer service, and credit card processing. Operating expenses for the year ended December 31, 2011 increased by approximately 8% compared to the year ended December 31, 2010 as a result of increases in variable costs associated with fulfillment costs (e.g., picking and packing orders and processing returns) of $111,000, salary and salary related expenses related to Eyefly personnel of $162,000 and fees associated with our customer service call center of $184,000.

Technology expenses consist primarily of staff related costs, amortization of capitalized costs and web site hosting expenses. For the year ended December 31, 2011, technology expenses increased by approximately 8% compared to the year ended December 31, 2010. This increase was attributable to increases in short-term staffing expenses of $188,000, an increase in stock-based compensation expenses of $149,000 and an increase in web site hosting expenses of $129,000. These increases were partially offset by a decrease in software support expenses of approximately $112,000.

E-Commerce expenses include expenses related to our photo design studio, image processing and design related to our Web Sites. For the year ended December 31, 2011, e-commerce expenses increased by approximately 34% compared to the year ended December 31, 2010 primarily as a result of increases in expenses associated with photo shoots related to launching Belle & Clive and Eyefly of $750,000 and increases in salary and salary related expenses of $313,000.

Marketing expenses: Marketing expenses decreased by 13% to $10,877,000 for the year ended December 31, 2011 from $12,576,000 for the year ended December 31, 2010. Total marketing expenses for the year ended December 31, 2011 include $334,000 of marketing expenses related to Eyefly.

Marketing expenses include expenses related to (a) online marketing programs, which consist of social media programs, online integration partnerships, paid search, fees to marketing affiliates and comparison engines and (b) offline marketing programs, which consist of direct mail campaigns, television advertising and production costs, as well as staff related costs. As a percentage of net sales, our marketing expenses decreased to 11.3% for the year ended December 31, 2011 from 14.2% for the year ended December 31, 2010.

Total marketing expenses (excluding staff related costs) related to online advertising for the year ended December 31, 2011 totaled $6,985,000, compared to $7,213,000 for the year ended December 31, 2010. The decrease in online advertising is primarily attributable to a decrease in fees to marketing affiliates of $413,000, social media programs of $367,000 and partner email programs of $92,000.

Total marketing expenses (excluding staff related costs) related to offline advertising for the year ended December 31, 2011 totaled $2,310,000 compared to $4,120,000 for the year ended December 31, 2010. The decrease in offline advertising expenses are primarily attributable to a reduction in offline marketing expenditures related to television advertising and production costs of $      .

As part of our overall change in strategy in 2012, we expect our overall customer economics to improve by testing and optimizing in new and existing marketing channels, which we anticipate will increase customer traffic to both Bluefly.com and Belle & Clive and convert visitors to subscribers of our email marketing program. This, in turn, should enable us to more cost effectively market to our customers without spending significantly more marketing dollars, which would lower our customer acquisition costs on a per member basis. As our customer membership file increases, we expect total marketing expenses related to online advertising to also increase in 2012 due to the increase in new members.

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure of the Filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James Gallagher

James Gallagher

Chief Financial Officer